Peter M. Byrne

T: +1 212 479 6778

pbyrne@cooley.com

February 5, 2024

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ryan Rohn

Re:	DHC Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 12, 2024
File No. 333-275058

Ladies and Gentlemen:

On behalf of DHC Acquisition Corp. (“DHC” or the “Company”), the following information is in response to a letter, dated January 30, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Amendment No. 2 to Form S-4, filed on January 12, 2024 (the “Registration Statement”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in italics below and the Company’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 3 with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 3.

Questions and Answers

Amendment No. 2 to Registration Statement on Form S-4

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Balance Sheet, page 205

1.

We note your response to prior comment 3. Please include more of the information included in your response in your Footnote A and B disclosures. For example, clarify that the common stock in Footnote A gives effect to the Exchange Ratio and the common stock in Footnote B is prior to giving effect to the Exchange Ratio.

Response:

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

February 5, 2024

Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 207 of Amendment No. 3.

Consolidated Statements of Operations, page F-51

2.

We have reviewed your response to prior comment 4. Your response states that at the actual time of the settlements, you did not perform a valuation of your equity, but rather a valuation that was performed after the settlements were executed. Please explain how you determined how to record this transaction at the time of settlement if you did not perform a valuation until after the settlement. In addition, in light of the valuation performed at year end 2022 at $0.10 per share that was performed by the valuation consultant, how did you consider this valuation in a reassessment of your earlier valuation of $0.0154.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the timeline of the transactions, including the valuations and the underlying accounting is presented herein to assist the Staff with review. During 2022 when the settlement transactions were occurring (essentially the second quarter of 2022, as was indicated in prior comments with the remainder settled mostly on July 1, 2022), BEN had no accounting staff and the contracted bookkeeper recorded the transactions originally at the amount settled with no gain or loss. In early 2023 when the negotiations with the potential SPAC merger were ongoing, BEN retained the services of a CPA firm to assist it with updating its books and records to US GAAP compliance, so that the PCAOB registered audit firm could properly perform its required procedures. As part of that process in 2023, BEN updated the accounting to treat the settlements as extinguishments. At that time, during the 2022 and 2021 calendar year audit process, BEN had obtained a valuation from a specialist as of December 31, 2021, and as indicated in prior comment response, due to the lack of events, BEN did not obtain an updated valuation for 2022 as part of its year-end adjustments in and around the time of the settlements and instead used the valuation as of December 31, 2021, of $0.0154 per share. Subsequent to the completion of the audits for the calendar years 2022 and 2021, due to the events and transactions in the second quarter of 2023 and into the third quarter of 2023, BEN retained new accounting specialists and also retained a valuation specialist to perform a valuation as of July 31, 2023, which procedures were performed by the specialist in late July 2023 and into early August 2023 and was completed in mid-August 2023. This valuation report also included a second valuation as of December 31, 2022, which was not reviewed by BEN Management, the retained consultants, nor was it reviewed by its auditors as it was unnecessary at that time. This valuation as of December 31, 2022, of $0.10 per share was not used by BEN in its recording of any transaction in 2022 nor 2023. Unfortunately, reference to this valuation as of December 31, 2022, was inadvertently included in BEN’s financial statements. BEN Management did not review nor use the unnecessary December 31, 2022, valuation at the time it was produced and therefore no regard was given to this $0.10 per share valuation in its reassessment of the earlier valuation of $0.0154 per share. As noted in our previous response, there were no significant events that occurred from December 31, 2021, through July 1, 2022. Therefore, at the time of the settlements, BEN Management concluded the December 31, 2021 valuation of $0.0154 was appropriate.

Notes to Unaudited Condensed Consolidated Financial Statements

Note C—Acquisitions, page F-76

3.	We have reviewed your response to prior comment 5. Please address the following items:

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

February 5, 2024

Page Three

•

We repeat our prior comment to explain and quantify the significant milestones that occurred within the Company between the 2022 valuation of $0.10 per share and the fair value of $1.00 in 2023. In this regard, we note the Company did not generate any revenue and the Company appears to not have had any technology during this time. Given the Company had minimal operations during this time, explain how the valuation expert concluded that rises in valuations and transaction prices in the private and public markets for AI based enterprises during impacted the valuation of BEN.

•

We note your response that you do not believe the developed technology acquired from DM Lab is currently a research and development asset. Please provide a more detailed analysis on how you reached this conclusion. We note your previous response noted that this acquired technology was not ready for commercialization. Refer to ASC 805 and ASC 350-30-35-17A through 35-20.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that with respect to the first bullet point, we reiterate our comment response #2 above. This valuation as of December 31, 2022, of $0.10 per share was not used by BEN in its recording of any transaction in 2022 nor 2023. Unfortunately, reference to this valuation as of December 31, 2022 was inadvertently included in BEN’s financial statements.

Subsequent to the December 31, 2021 valuation date and prior to the fair value of $1.00 in 2023, the following events occurred which led to the increase in share price:

•

In November 2022, BEN determined that the AI industry had a higher likelihood, as compared to blockchain and other forms of data management, of furthering the long-term potential of its strategy focused on consumer data management due to the rapidly evolving consumer demand for AI solutions.

•

In Q4 of 2022, BEN’s management team, in consultation with its advisors, developed an internal strategy to execute on AI solutions to promote its vision regarding consumer data management. Significant changes were made to BEN’s business, including abandoning a primary strategy involving blockchain, and completing an overhaul of its platform, a shift from B2C to B2B2C, and the development of a new business model and use cases involving AI.

•	In February 2023, DHC and BEN entered into a non-disclosure agreement.

•

As BEN continued to look at acquisitions to further its strategy of consumer data management through AI, BEN identified an opportunity to acquire DM Lab. In March 2023, BEN provided a non-binding term sheet to DM Lab

•

In April of 2023, the BEN team traveled to Korea to visit DM Lab. Because BEN believed DM Lab to be in distress, BEN believed DM Lab to be an attractive target for an acquisition given its technology, intellectual property and its existing collaboration with Korea University. As the BEN team performed diligence on DM Lab and the AI market, BEN determined that the acquisition was in the best interest of its shareholders, and that when matched with Ben’s management team, DM Lab’s technology would yield significant or near to mid-term growth and provide scale to BEN’s business.

•	In April 2023, BEN retained the services of, on a consulting basis, its Chief Executive Officer to provide consulting and professional services relating to BEN’s product development.

•	In April 2023, the Company undertook a convertible note offering with accredited investors with a conversion price of $1.00 per share.

•	In May 2023, the Company entered into an asset purchase agreement to purchase DM Lab.

Furthermore, BEN still holds significant intellectual property in the form of a patent portfolio that BEN believes will create significant value for BEN in the future and contribute to the success of our AI applications. A brief history of the development of the business as described above has been added to the financial statement footnotes.

In response to the second bullet point, BEN has reassessed its conclusion on the characterization of the acquired developed technology in accordance with ASC 805 and ASC 350. As a result of the analysis, BEN has agreed with the Staff that the developed technology should be an in-process research and development asset given the technology was not ready for commercialization and has undertaken a correction of an error revision to its September 30, 2023, unaudited condensed consolidated interim financial statements to restate its acquisition such that the software modules

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

February 5, 2024

Page Four

acquired will be treated at the time of acquisition and through September 30, 2023, as an indefinite lived in-process research and development asset subject to continued reporting date review for either completion or abandonment.

As a result of the error correction, BEN management concluded there was a material weakness in its internal control over financial reporting for failure to properly classify the acquired developed technology from DM Lab as an in-process research and development asset and has added a material weakness risk factor on pages 35 to 37 of Amendment No. 3.

We have provided below, for Staff convenience, a SAB 99 analysis for the prior June 30, 2023 period as BEN believes that the corrections will not result in a material change to those financial statements. The analysis below gives effect to the reclassification of the acquired developed technology from an amortizing intangible asset to an indefinite-lived in-process research and development asset and reversal of previously recorded amortization expense. Additionally, the analysis below gives effect to recording the in-process research and development asset at its fair value and the excess consideration transferred was allocated to the acquired property and equipment which resulted in additional depreciation expense for the period.

This change to the balance sheet would be a decrease in intangible assets of approximately $0.5 million and an increase in property and equipment of approximately $0.5 million due to (1) the reclassification of excess consideration transferred to property and equipment and (2) recasting depreciation expense as of June 30, 2023. At June 30, 2023, Total Assets were approximately $18.8 million, which would represent a change of approximately 0.04%. For the six months ended June 30, 2023, there would have been lower depreciation and amortization expense, lower loss from operations, and lower net loss, each of approximately $7,000. For the six months ended June 30, 2023, BEN had a net loss of approximately $5.8 million. This change would have the effect of changing the net loss by approximately 0.1% and there would be no change in the net loss per share for the period. Cognizant of the Staff’s responses contained within the Staff Accounting Bulletin as rules of thumb percentages are only a starting point, we would also note, we do not believe that the effect in the change in the asset classification between developed technology and in-process research and development asset, given the current development stage of BEN, to be material to make investors inclined to desire a restatement of this prior period. We do not believe the reclassification as of June 30, 2023, would cause a reasonable person to believe omission of the change to result in the financial statements being materially misstated. We would note however, that BEN is willing to agree to a restatement in upcoming filings for the June 30, 2024 and 2023 period end financial statements for the six months ended June 30, 2023.

General

4.	Please provide us with any correspondence between Citi Global Markets and DHC Acquisition Corp. relating to the firm’s resignation.

Response:

The Company respectfully advises the Staff that it will provide all correspondence it had with Citi Global Markets Inc. (“Citi”) relating to Citi’s resignation, including the waiver signed by Citi, under separate cover. The Company further advises the Staff that while Citi was the sole bookrunning manager of the Company’s initial public offering (the “IPO”), Citi allocated a portion of the Class A ordinary shares sold in the IPO to two additional banks, Drexel Hamilton, LLC and Roberts & Ryan Investments, Inc. (the “Allocated Banks”). While the Allocated Banks and the Company are in agreement that the Allocated Banks are not owed any deferred underwriting fees in connection with the IPO, in an abundance of caution the Company recently obtained written waivers from the Allocated Banks with respect to such fees. The Company advises the Staff that it has had no contact with the Allocated Banks after the IPO other than to obtain agreement from the Allocated Banks that they are not entitled to deferred underwriting fees. The Company will submit the waiver

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

February 5, 2024

Page Five

letters entered into with the Allocated Banks to the Staff, and all correspondence related thereto, under separate cover. The Company has updated its disclosure on pages 53, 110 and 175 to make it clear that all of the underwriters of the IPO have waived their rights to any deferred underwriting fees and that the disclosure related to Citi applies to the Allocated Banks as well.

5.

Please provide us with the engagement letter between DHC Acquisition Corp and Citi Global Markets. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

Response:

The Company respectfully advises the Staff that there was no engagement letter between the Company and Citi, or any other bank. The Company respectfully advises the Staff that there is disclosure included on page 53 of Amendment No. 3 stating that the waivers obtained from Citi and the Allocated Banks is with respect to the deferred underwriting fees only and that the other terms survive.

*    *    *

We thank the Staff for its review of the foregoing. Please do not hesitate to contact Peter Byrne at (212) 479-6778 of Cooley LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Peter M. Byrne
Peter M. Byrne
of COOLEY LLP

cc:	Stephen Krikorian, Securities and Exchange Commission

Austin Pattan, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

Christopher Gaertner, Co-Chief Executive Officer, Chief Financial Officer and Director of the Company

Thomas Morgan, Jr., Co-Chief Executive Officer of the Company

Yvan-Claude Pierre, Cooley LLP

Kevin Cooper, Cooley LLP

Matthew L. Fry, Haynes and Boone, LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com